SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Synthorx, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

87167A 103

(CUSIP Number)

Jay Lichter, Ph.D.

Avalon Ventures

1134 Kline Street

La Jolla, California 92037

(858) 348-2180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Avalon Ventures X, L.P. (“Avalon Ventures”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,748,796
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,748,796
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,748,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.8% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,748,796 shares of the Issuer’s Common Stock which constitute approximately 14.8% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Avalon X SPV I, L.P. (“Avalon SPV”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,682,086
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,682,086
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 1,682,086 shares of the Issuer’s Common Stock which constitute approximately 5.3% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Avalon Ventures X GP LLC (“Avalon X GP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,748,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,748,796
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,748,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.8% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,748,796 shares of the Issuer’s Common Stock which constitute approximately 14.8% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,682,086
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,682,086
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 1,682,086 shares of the Issuer’s Common Stock which constitute approximately 5.3% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Kevin Kinsella (“Kinsella”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,882
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.1% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 6,430,882 shares of the Issuer’s Common Stock which constitute approximately 20.1% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Stephen Tomlin (“Tomlin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,882
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.1% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 6,430,882 shares of the Issuer’s Common Stock which constitute approximately 20.1% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Richard Levandov (“Levandov”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,882
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.1% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 6,430,882 shares of the Issuer’s Common Stock which constitute approximately 20.1% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Braden Bohmann (“Bohmann”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,682,086
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,682,086
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 1,682,086 shares of the Issuer’s Common Stock which constitute approximately 5.3% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Jay Lichter, Ph.D. (“Lichter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,882
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.1% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 6,430,882 shares of the Issuer’s Common Stock which constitute approximately 20.1% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 87167A 103	13D

1.	Name of Reporting Persons Tighe Reardon (“Reardon”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,682,086
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,682,086
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures X, L.P. (“Avalon Ventures”), Avalon X SPV I, L.P. (“Avalon SPV”), Avalon Ventures X GP LLC (“Avalon X GP”), Avalon Ventures X SPV GP LLC (“Avalon X SPV GP”), Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon X GP and Avalon X GP LLC are the general partners of Avalon Ventures and Avalon SPV, respectively, and Kevin Kinsella, Stephen Tomlin, Richard Levandov and Jay Lichter, Ph.D. are the managing members of Avalon X GP. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon are managing members of Avalon X SPV GP. Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 1,682,086 shares of the Issuer’s Common Stock which constitute approximately 5.3% of the class outstanding. The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

Item 1.	Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Synthorx, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 11099 N. Torrey Pines Road, Suite 190, La Jolla, CA 92037.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D are Avalon Ventures, Avalon SPV, Avalon X GP, Avalon X SPV GP, Kinsella, Tomlin, Levandov, Bohmann, Lichter and Reardon (collectively, the “Reporting Persons”). Lichter is a director of the Issuer.

(b) The address of the principal place of business for the Reporting Persons is 1134 Kline Street, La Jolla, CA 92037.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in Item 2(a) is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 6, 2018, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-228355) in connection with its initial public offering of 11,912,727 shares of Common Stock was declared effective. The closing of the initial public offering took place on December 11, 2018, and at such closing Avalon SPV purchased 545,455 shares of Common Stock at the initial public offering price of $11.00 per share. The source of funds for such purchase was the working capital of Avalon SPV and capital contributions made to Avalon SPV by its partners. On December 12, 2018, a second closing was held in connection with exercise by the underwriters of their option to purchase an additional 1,786,909 shares of the Issuer.

Item 4.	Purpose of Transaction.

Avalon SPV purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons has any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Avalon Ventures	4,748,796	4,748,796	0	4,748,796	0	4,748,796	14.8%
Avalon SPV	1,682,086	1,682,086	0	1,682,086	0	1,682,086	5.3%
Avalon X GP (2)	0	0	4,748,796	0	4,748,796	4,748,796	14.8%
Avalon X SPV GP (3)	0	0	1,682,086	0	1,682,086	1,682,086	5.3%
Kinsella (4) (5)	0	0	6,430,882	0	6,430,882	6,430,882	20.1%
Tomlin (4) (5)	0	0	6,430,882	0	6,430,882	6,430,882	20.1%
Levandov (4) (5)	0	0	6,430,882		6,430,882	6,430,882	20.1%
Bohmann (5)	0	0	1,682,086		1,682,086	1,682,086	5.3%
Lichter (4) (5) (6)	0	0	6,430,882		6,430,882	6,430,882	20.1%
Reardon (5)	0	0	1,682,086		1,682,086	1,682,086	5.3%

(1)

The percentage calculation assumes that there are currently 32,017,228 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 7, 2018.

(2)	Avalon X GP is the general partner of Avalon Ventures.
(3)	Avalon X SPV GP is the general partner of Avalon SPV.
(4)

The Reporting Person is a managing member of Avalon X GP. The shares are held by Avalon Ventures. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(5)

The Reporting Person is a managing member of Avalon X SPV GP. The shares are held by Avalon SPV. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(6)	The Reporting Person is a director of the Issuer.

(c) The information provided in Item 3 is hereby incorporated by reference. In addition, on December 11, 2018, Avalon Ventures acquired 4,561,559 shares of Common Stock of the Issuer and Avalon SPV acquired 1,136,631 shares of the Issuer upon the automatic conversion of preferred stock of the Issuer in connection with the closing of the Issuer’s initial public offering.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

Avalon Ventures and Avalon SPV and other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated April 12, 2018 (the “Investors’ Rights Agreement”) with the Issuer. Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand registration rights.

At any time beginning 180 days after the effective date of the Registration Statement, the holders of a majority of the Registrable Securities having registration rights have the right to demand that the Issuer file a registration statement under the Securities Act to register the Registrable Securities requested to be registered by the holders of Registrable Securities. These registration rights are subject to specified conditions and limitations, including a limitation on the number of such registration statements that can be demanded by the holders of Registrable Securities, restrictions on the exercise of such demand registration rights during periods of time that may be detrimental to the Company and its stockholders, and the right of the underwriters to limit the number of shares of Registrable Securities included in any such registration under certain circumstances.

Form S-3 registration rights.

If the Issuer is eligible to file a registration statement on Form S-3, each holder of shares of Registrable Securities having registration rights has the right to demand that the Issuer file no more than one registration statement for the holders on Form S-3 in any 12-month period so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” registration rights.

If the Issuer registers any securities for public sale, stockholders with registration rights will have the right to include their Registrable Securities in the registration statement, provided that the underwriters of any such underwritten offering will have the right to limit the number of Registrable Securities rights to be included in the registration statement.

Expenses of registration.

The Issuer will pay all expenses, including for the reasonable fees and costs of one counsel to the holders of Registrable Securities, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of registration rights.

The registration rights described above will terminate, as to a given holder of Registrable Securities, at any time following the Issuer’s initial public offering when such holder can sell all of such holder’s Registrable Securities pursuant to Rule 144 promulgated under the Securities Act during any three-month period.

Lock-up Agreement

Avalon Ventures, Avalon SPV, along with the Issuer’s directors, executive officers and substantially all of the Issuer’s other stockholders and optionholders, have agreed with the underwriters that for a period of 180 days after December 11, 2018, except with the prior written consent of Jefferies LLC and Leerink Partners LLC and subject to specified exceptions, that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the Lock-up Agreement are intended as summaries only and are qualified in their entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.

Amended and Restated Investors’ Rights Agreement, dated April 12, 2018, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-228355), filed with the SEC on November 13, 2018).

B.	Form of Lock-up Agreement.

C.	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

AVALON VENTURES X, L.P.		AVALON X SPV I, L.P.

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON VENTURES X GP LLC		AVALON VENTURES X SPV GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

/s/ Kevin Kinsella	/s/ Stephen Tomlin
KEVIN KINSELLA	STEPHEN TOMLIN

/s/ Richard Levandov	/s/ Braden Bohmann
RICHARD LEVANDOV	BRADEN BOHMANN

/s/ Jay Lichter, Ph.D.	/s/ Tighe Reardon
JAY LICHTER, PH.D.	TIGHE REARDON

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:     Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBITS

A.

Amended and Restated Investors’ Rights Agreement, dated April 12, 2018, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-228355), filed with the SEC on November 13, 2018).

B.	Form of Lock-up Agreement.

C.	Agreement regarding joint filing of Schedule 13D.